FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2018

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held at the Queen Elizabeth II Conference Centre, London today, the following speeches were given by Group Chairman, Mark Tucker and Group Chief Executive, John Flint.

Group Chairman, Mark Tucker, said:

Ladies and gentlemen, good morning and a warm welcome to the 2018 Annual General Meeting for HSBC Holdings plc.

This is my first opportunity to speak with you directly and I am very much looking forward to talking to you about the Group's performance and other areas of interest.

I want to begin by saying that it is an honour to stand before you today as your Group Chairman.

Working as I have done in the financial services sector for over 35 years with the greater part of my career spent in Asia, I have long had enormous admiration for HSBC with its unrivalled network, great people, exceptional brand and leading position supporting global business and trade.

This is the consequence of the vision and hard work of all those who have gone before us and in particular, I want to acknowledge my predecessor, Douglas Flint, who retired from HSBC at the end of September last year.

On behalf of all shareholders, I would like to thank Douglas for his dedicated service to HSBC over a long and distinguished career.

Stuart Gulliver stepped down as Group Chief Executive on 20 February. I would also like to thank Stuart for his exceptional leadership through some difficult and challenging times.

My first responsibility as Group Chairman was to oversee the appointment of a successor for Stuart who would be capable of building on his achievements while further enhancing the qualities that make HSBC unique.

With an exceptional record of managing a diverse range of international businesses and a deep understanding of HSBC's heritage and culture, John Flint was the outstanding candidate.

The Board is very much looking forward to working closely with John to continue the Group's success and in a few minutes, I will ask John to say a few words.

2017 saw three other Board changes as we said goodbye to Rachel Lomax, Sam Laidlaw and Paul Walsh, all of whom provided valuable service and wise counsel to the Board.

I am grateful to Rachel for her excellent work as the Senior Independent Director, Sam for his thoughtful leadership of the Nominations Committee, and Paul for his important and valuable contributions.

We are committed to simplifying, strengthening and clarifying our governance arrangements and a number of further changes take effect today as part of this ongoing work.

As we announced in February, Phillip Ameen, Joachim Faber and John Lipsky have all decided to retire from the Board at the conclusion of the AGM.

Each served HSBC with distinction and I am very grateful to them for their valuable insights and important contributions to the Board and the Committees on which they have served.

As is customary, John Flint and I will stand for election for the first time today and all of the other continuing Directors will stand for re-election.

This means that, subject to the election and re-election of Directors as recommended, your Board will comprise a non-executive Chairman, three executive Directors and 10 independent non-executive Directors.

We are also announcing that we are reducing the number of Board committees from seven to five.

As a result, the responsibilities of the Conduct and Values Committee and the Philanthropic and Community Investment Oversight Committee will be reassigned.

Both the Conduct and Philanthropic agendas remain of vital importance to HSBC.

Now that both are embedded within the Group's governance structure we can continue to advance these agendas through the Board and other Committees whilst also reducing complexity and strengthening oversight.

In addition, responsibility for cyber-crime and information security risk will be transferred from the Financial System Vulnerabilities Committee to the Group Risk Committee.

This will enable us to better consider cyber-crime and information security risk as part of a holistic view of strategic issues affecting HSBC.

Turning to your Group's performance, our 2017 results demonstrated both the strength and the potential of HSBC.

A large increase in reported profit before tax reflected both a healthy business and the non-recurrence of significant items, compared to 2016.

All of our global businesses grew adjusted profits and our three main global businesses generated improved adjusted revenues.

Strong revenue growth more than covered the cost of business investment and increased lending laid a foundation for future performance.

Our history and privileged access in Asia continue to serve us well as the region again contributed a substantial proportion of these profits.

Overall, this delivered an adjusted Group profit before tax of US$21bn, up 11% on 2016.

This performance enabled the Board to approve an unchanged fourth interim dividend of 21 cents.

I would like to remind shareholders that the authority granted to the Board to pay interim dividends ensures that they are processed more quickly than if there was a need to seek further approvals at general meetings.

The total dividend for 2017 is 51 cents.

When combined with share price appreciation during the calendar year of 2017, this represents a total shareholder return of 24%.

We intend to maintain the annual dividend at the current level for the foreseeable future.

As we look ahead, we expect the current economic momentum to continue through 2018.

Global growth is robust by post-crisis standards, all regions of the world are participating, although some are benefiting more than others, and unemployment is falling.

Although we believe growth might have peaked in Europe, we raised our US growth forecasts after its recent tax and spending plans and we expect emerging markets to pick up further.

Asia's economies in particular look set for another strong year.

China's renewed commitment to reform and opening up, demonstrated by President Xi Jinping's speech at the National People's Congress last month, is particularly significant.

The conclusion of the Comprehensive and Progressive Agreement for Trans-Pacific Partnership, alongside other trade liberalisation initiatives like the Regional Comprehensive Economic Partnership, ASEAN 2025 and Belt and Road initiative, also provide cause for optimism.

With an international network covering 90% of global trade flows and a leading presence in the world's fastest-growing region, these trends play to HSBC's strengths and we are in prime position to help our customers to capitalise on them.

While we are optimistic about the short-term prospects for the global economy, risks remain.

Potential monetary tightening and the threat of protectionism could act as a drag on growth.

Rising international tensions could yet have wider economic implications, in particular the tariffs recently imposed on trade by the US and China.

We continue to model and anticipate a wide range of scenarios as part of our day-to-day risk management to cover unlikely but not impossible events.

As a well-diversified business underpinned by historically stable revenue generation and significant capital strength, we are confident that HSBC is well equipped to manage the risks and uncertainty in today's world.

The lasting relationships we are building with our stakeholders strengthen HSBC to meet the challenges of tomorrow.

Last year, for the first time, we published a range of environmental, social and governance metrics - ESG for short - to enable investors and customers to assess our non-financial performance.

Our latest ESG update, published earlier this month, shows that we are making progress in a number of areas. It also makes it clear that we still need to do better in others and one such area is diversity and inclusion.

HSBC employs a diverse group of 229,000 people, we serve a diverse group of 38 million customers, and we have a diverse group of 200,000 shareholders.

Diversity is a fundamental part of who we are.

But despite the progress we have made we still have a long way to go.

John and his management team have the Board's full support in ensuring all our people are able to do their jobs to the best of their abilities, and fulfil their potential.

On that note, I want to end by thanking all of the people who work for HSBC around the world.

In my six months as Group Chairman, I have been enormously impressed by their effort, their energy, their commitment and their ability.

It is a cliché to say that we could not do it without them but the truth is that we could not.

I also want to thank you - our very loyal shareholders - for your continued trust and support.

Group Chief Executive, John Flint, said:

Let me start by saying what a privilege it is to address my first Annual General Meeting as your Group Chief Executive.

Having spent my entire career with HSBC, I'm very much aware of the responsibility this role brings, and I am humbled and excited by the opportunity.

I also want to thank Stuart Gulliver for his extraordinary contribution to HSBC.

Stuart successfully reshaped the organisation through an acutely challenging period.

And for this, we all owe him a huge debt of gratitude.

2017 was a good year for HSBC.

Reported profit before tax of US$17.2bn was US$10.1bn higher than the previous year, due mainly to the non-recurrence of a number of large one-off items.

On an adjusted basis, profit before tax was US$21bn, an increase of US$2.1bn on the prior year.

This included increases in all four global businesses and four out of five geographical regions.

We grew revenue at a faster rate than costs, and maintained a strong common equity tier one ratio of 14.5%.

We also returned a total of US$3bn to shareholders through share buy-backs last year, and we paid more in dividends than any other European or American bank.

Our policy on share buy-backs remains unchanged, and we will consider them where appropriate.

First and foremost, where there is an opportunity to invest capital to support the growth of the business, we will do so.

And we intend to maintain the dividend at the current level for the foreseeable future.

After the provision of capital to support the growth of the business and maintaining our dividend, we will then consider share buy-backs, subject to regulatory approval.

The end of last year also saw the conclusion of the programme of strategic actions announced at our Investor Update in June 2015.

We completed eight out of 10 actions on time, and on or above target.

This included actions to reduce Group risk-weighted assets, deliver cost savings, accelerate our pivot to Asia, and to implement Global Standards.

Our US bank profitability and RMB internationalisation revenue targets remain outstanding, although we have made significant progress with both.

This includes completing the run-off of our legacy US consumer and mortgage lending portfolio, bringing an end to a difficult chapter in HSBC's recent history.

We also remain on course to complete the set-up of the UK ring-fenced bank.

And as an overall consequence of the programme of strategic actions, HSBC is simpler, stronger and more secure than it was a few years ago.

Our business is now more capital-efficient and capable of producing stronger returns for investors.

Our investment in Global Standards and risk and compliance helped pave the way for our exit from the 2012 Deferred Prosecution Agreement with the US Department of Justice, although financial crime prevention and strong compliance remain a daily focus for us all.

Our improved international connectivity has strengthened our market position.

We've invested in our network so we can better deliver the kind of cross-border service that our clients want, while many of our competitors have exited the markets at the same time.

We've also simplified the business to improve control while retaining the benefits of our scale.

This has enabled us to increase the proportion of revenue that comes from international clients from 50% in 2015, to 53% last year.

Finally we've refocused the business back towards the bank's heartland in Asia.

Our presence in Asia's biggest growth markets and privileged access have given HSBC a uniquely strong position in the region.

We've rapidly grown lending in the Pearl River Delta, launched new products and established new businesses.

These include HSBC Qianhai Securities, the first securities joint-venture in mainland China to be majority-owned by an international bank.

The fantastic work being done by our team continues to enhance our very strong competitive position in the region.

This was recognised by a number of major awards in 2017.

HSBC was named 'Asia's Best Bank' and 'Hong Kong's Best Bank' at the Euromoney Awards for Excellence.

We also received 'Best Overall International Bank for Belt and Road' from Asiamoney, and 'Best Belt and Road Bank' from FinanceAsia.

Meanwhile the Group was honoured to be recognised as the 'World's Best Bank' by Euromoney in July last year.

So we clearly have a great platform to build on, and we will be looking to do just that in the months and years ahead.

We're already doing a lot of work to refresh our strategy and accelerate our delivery.

The strategy we have is working. But we now need to keep evolving it, and to deliver at pace.

I will update shareholders on how we intend to do this at or before our half-year results.

For today, it is important to note that we're now in a very different environment to the one we've been navigating since the global financial crisis.

With tailwinds as opposed to headwinds, we're going to be better able to invest in growing the business…

…but we will not be loosening our grip on costs.

Investing in the business requires revenue growth and efficiencies across the Group.

So the traditional disciplines of good capital management and positive jaws remain essential to achieving our return on equity target.

Both have served us well recently, and throughout our history.

We're also going to maintain a strong focus on risk and compliance.

The investment that we have made in our financial crime risk management capabilities has considerably strengthened our ability to protect the integrity of the financial system.

This work will continue as we seek to ensure that the changes we have made are effective and sustainable.

We have a clear aim to be the industry leader in combating financial crime, and believe that this can be a powerful competitive advantage as a leading international bank.

How we do business will be as important to me as Group Chief Executive as what business we choose to do.

Getting this right is absolutely critical.

Our future success will be determined by our ability to meet all of our obligations to society, and by our impact on people and the planet more generally.

As Group Chief Executive, I am going to have open and honest discussions about our progress.

I want to mention three specific areas today.

First, we have a lot more work to do to keep our customers happy.

As a bank, HSBC exists to serve.

We've been investing to speed-up approval times, simplify processes and significantly reduce bureaucracy.

But we know that we need to do more.

Second, our people and culture are HSBC's most important long-term competitive advantages.

It is therefore vital that we create an environment that is diverse and inclusive, where everyone is able to fulfil their potential.

Gender balance is an extremely important part of this.

We have set some ambitious goals to ensure we continue to make the progress needed - but let me be clear, we have a long way to go to get to where we want to be, and we're going to keep looking for ways to get there faster.

Third, we want to do more to support sustainable growth.

We have taken genuine strides forward, including by setting out a series of commitments to assist in the global transition to a low-carbon economy.

Today we reach another milestone with the publication of our revised energy policy.

As a leading international bank, we have a vital role to play in supporting countries and clients to transition from a high-carbon to a low-carbon economy.

But we understand that we need to meet our obligation to protect the environment.

Our revised energy policy strengthens our ability to achieve both of these objectives - and enables HSBC to play a leading role in creating a sustainable future that everyone can be part of.

So to conclude, I believe that we have a great platform to build on.

I said earlier that I'm aware of the responsibility that my new role brings.

Part of that responsibility is to repay the trust that you, our loyal shareholders, have placed in us.

Thank you for your support so far.

Your views are of paramount importance to me as we carry out our work.

Media enquiries to:

Heidi Ashley                           Tel: +44 (0)20 7992 2045
Gillian James                          Tel: +44 (0)20 7992 0516

Investor enquiries to:

Richard O'Connor                    Tel: +44 (0)20 7991 6590

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,522bn at 31 December 2017, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 20 April 2018